UXIN LIMITED

2-5/F, Tower E, LSHM Center,

No. 8 Guangshun South Avenue,

Chaoyang District, Beijing 100102

The People’s Republic of China

August 9, 2019

VIA EDGAR

Craig Wilson, Senior Assistant Chief Accountant

Rebekah Lindsey, Staff Accountant

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Uxin Limited (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2018 (the “2018 20-F”)
Filed on April 29, 2019
File No. 001-38527

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated July 18, 2019 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2018 20-F.  The “Company” is used in this letter to refer to Uxin Limited, its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Statements of Operations Items

Revenues, page 86

1.                                      We note your disclosure on page F-27 that you do not charge transaction facilitation services fees to car dealers for certain transactions without financing solutions attached. However, on page F-23 of your Form F-1 filed June 22, 2018, you disclosed you did charge a fee for these transactions. Please tell us and address in future filings the following:

•                  Revise to disclose the reason for the change in fees, including whether the change is permanent or temporary.

The Company respectfully advises the Staff that, starting in the second half of 2018, the Company gradually discontinued charging transaction facilitation service fees to car dealers for intra-regional transactions without financing solutions to facilitate the Company’s market expansion through increased listings of used cars.

For each used car sold through our intra-regional 2C business with financing solution and each used car sold through our cross-regional 2C business with or without financing solutions, we charge a transaction facilitation service fee to the consumer. We used to charge a transaction facilitation service fee to the car dealers for each used car sold through our intra-regional 2C business without financing solutions. Starting in the second half of 2018, to further facilitate our market expansion, we gradually discontinued charging car dealers transaction facilitation service fees in intra-regional transactions without financing solutions. By the beginning of 2019, the Company discontinued charging transaction facilitation service fees to car dealers for all intra-regional transactions without financing solutions. Thus, transaction facilitation service fees have not been charged to car dealers at all since then. The Company expects not to charge car dealers any transaction facilitation services fees in the foreseeable future but will continue to assess its business development and market conditions, as appropriate, to make future determinations. Please refer to the Company’s response to the comment in the next bullet point below for its proposed revision to the relevant disclosures in future Form 20-F filings.

•                  Clearly disclose throughout that you do not charge a transaction facilitation fee in arrangements where the buyer does not utilize your loan facilitation services.

In response to the Staff’s comment, the Company proposes to revise the disclosure on page 87 as the following in its future Form 20-F filings (added text is underlined):

For each used car sold through our intra-regional 2C business with financing solutions and each used car sold through our cross-regional 2C business with or without financing solutions, we charge a transaction facilitation service fee to the consumer that equals the higher of a certain percentage of the price of the car and a minimum fee. We used to charge  transaction facilitation service fees to car dealers for each used car sold through our intra-regional 2C business without financing solutions. Starting in the second half of 2018, to further facilitate our market expansion, we gradually discontinued charging car dealers transaction facilitation service fees in intra-regional transactions without financing solutions. The transaction facilitation service fee is for services provided through our platform in connecting consumers with used car sellers, facilitating car sales to consumers and providing after-sale warranty. We recognize transaction facilitation revenue when the service is rendered, except that the revenue relating to warranty services is deferred and recognized over the warranty period, which is typically one year. In 2019, the Company discontinued charging transaction facilitation service fees for intra-regional transactions without financing solutions. Thus, service fees have not been charged to the car dealers at all since then.

•                  Revise disclosure on page 91 to discuss the impact this change has had on your revenues during the reported periods.

In response to the Staff’s comment, the Company proposes to revise the disclosure on page 91 as the following in its future Form 20-F filings (added text is underlined):

Transaction facilitation revenue.  The transaction facilitation revenue increased significantly by 180.3% from RMB230.3 million in 2017 to RMB645.3 million (US$94.0 million) in 2018, primarily due to the increases in the transaction volume and GMV of used cars sold through our 2C business as we expanded our nationwide footprint, especially in lower-tier cities, and as our loan facilitation services enabled more consumers to buy used cars. The number of used cars sold through our 2C business increased by 74.3% from 283,829 units in 2017 to 494,826 units in 2018, while the corresponding GMV increased by 53.0% from RMB26.0 billion to RMB39.8 billion (US$5.8 billion) during the same period. Our transaction facilitation revenue increase was also attributable to our greater efforts in facilitating cross-regional transactions and higher pricing power as a result of our enhanced service and user experience, as evidenced by the increase in transaction facilitation take rate, defined as the transaction facilitation revenue divided by the GMV of our 2C business, from 0.9% in 2017 to 1.6% in 2018. Starting in the second half of 2018, we gradually discontinued charging transaction facilitation service fees to car dealers for intra-regional transactions without financing solutions. The impact of not charging transaction facilitation fees for intra-regional 2C transactions without financing solutions resulted in a decrease of transaction facilitation revenue of RMB84.5 million (US$12.3 million) in 2018.

Refer to Item 5.A of Form 20-F.

Gains/(losses) from guarantee liability, page 88

2.                                      Please tell us how you considered disclosure of the notional balance or percentage of your notional balance of your guarantee obligation by current loan to value categories, as trends in this metric would appear to also impact the overall losses incurred as a result of your  guarantee obligation. Refer to Item 5.E.1.d of Form 20-F. Please advise and revise future filings as applicable.

In response to the Staff’s comment, the Company proposes to include disclosure of the notional balance of its guarantee obligation by loan-to-value categories in the form of the following table in the Gains/(losses) from guarantee liability section of Item 5 of  its future Form 20-F filings:

	Loan-to-value ratio
	90%	80%	70%	50%

Outstanding loan balance (In RMB thousands):

December 31, 2018	5,406,448	3,128,988	17,974,753	1,105,460

Contractual Obligations, page 108

3.                                      Please tell us why you do not include amounts due pursuant to your convertible debt in your contractual obligations table or explain why it is not included in a note to the table. Refer to Item 5.f of Part I to Form 20-F.

In response to the Staff’s comment, the Company acknowledges that the convertible debt was not included in the contractual obligation table, and the Company proposes to revise the referenced disclosure by including any outstanding convertible debt in the contractual obligations table, if applicable, in its future Form 20-F filings.

Consolidated Financial Statements

Note 2.19. Revenue recognition, page F-26

4.                                      You disclose that you do not charge transaction facilitation services fees to car dealers for certain transactions without financing solutions attached. Please address the following:

•                  Disclosure on page 87 indicates that you charge a fee for each car sold through your 2C business. Please reconcile this apparent inconsistency.

As stated in the Company’s response to the Staff’s comment #1 above, the Company respectfully advises the Staff that for used cars sold through the Company’s intra-regional 2C business without financing solutions, the Company started to discontinue charging transaction facilitation services fees to the car dealers in the second half of 2018. The Company proposes to revise the referenced disclosure as follows in its future Form 20-F filings (added text is underlined):

For each used car sold through our intra-regional 2C business with financing solutions and each used car sold through our cross-regional 2C business with or without financing solutions, we charge a transaction facilitation service fee to the consumer that equals the higher of a certain percentage of the price of the car and a minimum fee. We used to charge a transaction facilitation service fee to the car dealers for each used car sold through our intra-regional 2C business without financing solutions . Starting in the second half of 2018, to further facilitate our market expansion, we gradually discontinued charging car dealers transaction facilitation service fees in intra-regional transactions without financing solutions. The transaction facilitation service fee is for services provided through our platform in connecting consumers with used car sellers, facilitating car sales to consumers and providing after-sale warranty. We recognize transaction facilitation revenue when the service is rendered, except that the revenue relating to warranty services is deferred and recognized over the warranty period, which is typically one year. In 2019, the Company discontinued charging transaction facilitation service fees for intra-regional transactions without financing solutions. Thus, service fees have not been charged to the car dealers at all since then.

•                  Clarify your disclosure to clearly state whether you provide transaction facilitation services and warranties for transactions completed through your platform that are not charged a fee. Clarify how you account for such services provided in these transactions.

The Company respectfully advises the Staff that the Company has been providing and will continue to provide transaction facilitation services and warranties for intra-regional transactions without financing solutions. When no fees are charged to either the consumer or car dealer for a transaction for the business development and market expansion reasons described in the Company’s response to the Staff’s comment #1 above, no revenue has been recorded for these transactions. The costs of such services continue to be recognized as incurred.

Tell us how you consider these transactions when allocating revenue to your performance obligations in arrangements where you do charge a fee. Refer to ASC 606-10-32-28.

The Company respectfully advises the Staff of the following charges to the fees that it charges to its various counterparties for the different categories of transactions:

	Previously	Currently

Cross-regional with financing	End consumer	End consumer
Cross-regional without financing	End consumer	End consumer
Intra-regional with financing	End consumer	End consumer
Intra-regional without financing	Car dealer	No charge

As noted above, starting from the second half of 2018, the Company no longer charges any fees to the car dealers. Although the Company continues to provide services for intra-regional transactions without financing solutions, the Company does not believe revenue should be allocated to those transactions from the fee paying transactions as each are independent transactions with different and unrelated end consumer customers. In other words, the Company does not believe contracts with different and unrelated end consumer customers should be combined, consistent with ASC 606-10-25-9. Further, each transaction listing represents an optional purchase by the car dealer which does not result in the car dealer obtaining any material rights.

For cross-regional transactions without financing solutions, the Company charges a transaction facilitation fee to consumers, and this fee is allocated between the Company’s two performance obligations, the transaction facilitation service and the warranty service based on the relative standalone selling price of each service. Revenue is recognized for the transaction facilitation service when the transaction is completed. Revenue relating to the warranty service is deferred and recognized over the warranty period as the Company stands ready to perform during that period.

For both the intra-regional and the cross-regional transactions with financing solutions offered by third-party financing partners, the Company charges a fee to consumers. This fee is allocated among the Company’s three performance obligations in these transactions — transaction facilitation service, loan facilitation service and warranty service — based on the relative standalone selling price of each service, and recognized as each service is performed. Same as aforementioned, revenue relating to the warranty service is deferred and recognized over the warranty period as the Company stands ready to perform during that period.

Note 6. Loan Recognized as a Result of Payment Under the Guarantee, page F-39

5.                                      Please revise future filings to reflect any additional required provision for existing loans, any adjustments due to settlements from the Borrowers or other recoveries and any adjustments due to the guarantees being bought out separately in the disclosure of the activity in the allowance for loan losses. Refer to ASC 310-10-50-11A(b).

In response to the Staff’s comment, the Company proposes to revise the table of movement of provision for loans recognized as a result of payments under the guarantee as follows in its future Form 20-F filings:

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018
Beginning	—	(7,222)	(189,305)
Addition	(6,893)	(184,586)	(257,953)
Adjustment for existing loans	(3,012)	(36,474)	(37,961)
Write-off	382	15,606	37,757
Bought out by certain non-bank financing institutions without recourse	—	—	85,560
Payments from the Borrowers or other recoveries	2,301	23,281	105,262
Ending	(7,222)	(189,395)	(256,639)

6.                                      Please revise future filings to present the balance of loans recognized as a result of payment under the guarantee by monitored credit quality indicator. Refer to ASC 310-10-50-29.

In response to the Staff’s comment, the Company proposes to include the balance of loans recognized as a result of payment under the guarantee in the form of the following in its future Form 20-F filings:

	December 31, 2017	December 31, 2018
Normal - pay back from borrowers on schedule	127,536	286,644
Attention — only pay back from borrowers on a random basis	149,066	229,474
Secondary — no pay back from borrowers	165,258	294,209
	441,860	810,327

*              *              *

The Company hereby acknowledges that

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2018 20-F, please contact the undersigned at +86 10 5631-2700 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4863.

Very truly yours,

/s/ Zhen Zeng_
Zhen Zeng
Chief Financial Officer

cc:                                Kun Dai, Chairman and Chief Executive Officer, Uxin Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP